EXHIBIT NO. 18



                              [LETTERHEAD]



November 19, 1998

To the Board of Directors
 of Global Water Technologies, Inc.

Gentlemen:

We have been furnished with a copy of the Global Water Technologies, Inc. Form 10-QSB for the quarter ended September 30, 1998. Note 6 therein describes a change in the application of the percentage of completion method of accounting for revenues and costs of long-term construction contracts related to new cooling towers. It should be understood that authoritative criteria have not been established for evaluating one acceptable method of accounting over another acceptable method. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgement and planning upon which the decision to make this change was made.

Based upon our discussions with management and the stated reasons for the change, we believe that such change represents, in your circumstances, the adoption of a preferable alternative accounting principle for revenue recognition in conformity with Accounting Principles Board Opinion No. 20.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of Global Water Technologies, Inc. for the three or nine month periods ended September 30, 1998 and 1997, and accordingly, we express no opinion thereon or on the financial information filed as part of the Form 10-QSB of which this letter is to be an exhibit.

Very truly yours,


/s/COMISKEY & COMPANY
COMISKEY & COMPANY
PROFESSIONAL CORPORATION